SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Hewlett-Packard Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

428236103
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Charles N. Charnas, Esq.
Acting General Counsel, Vice President and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Katharine A. Martin, Esq. David S. Thomas, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

FORM OF E-MAIL TO EMPLOYEES HOLDING DISCOUNTED STOCK OPTIONS
ISSUED BY MERCURY INTERACTIVE CORPORATION

TO: Name of Discounted Option Holder
SUBJECT: Save the date: Section 409A discounted stock option briefings
FROM: [RETURN E-MAIL ADDRESS]

You are receiving this e-mail because HP has determined that certain of your stock options were or may have been granted to you by Mercury at exercise prices less than fair market value on the date of grant. We are pleased to announce that HP plans to offer you an opportunity to participate in a special option amendment program with respect to those discounted stock options that may enable you to avoid unfavorable tax consequences you may otherwise incur with respect to those discounted options under Section 409A of the federal income tax laws. The program will be conducted by means of a tender offer for your discounted stock options.

HP, Mercury, and Deloitte Tax will be holding two identical special briefings on Mercury's campus on Friday, November 17 to:

  •
  Help explain the potential adverse tax impact of Section 409A

  •
  Explain how HP has addressed the situation and the choices you have

  •
  Answer any other questions you may have

Please plan to attend one of the briefings. A dial-in number will be available for those unable to attend the live presentation. Additional information and the materials describing the tender offer and how to participate will be provided to you on the day of the briefings.

BRIEFINGS
Where:    Mercury Cafeteria, Mountain View
 Date:    Friday, November 17, 2006
 Time:    Session 1: 10-11AM PST
               Session 2: 3-4PM PST

ACCESS
SESSION 1 (10AM, PST):
Participant Dial-In Number(s):
US/Canada Dial-in [TELEPHONE NUMBER]
Int'l/Local Dial-In #: [TELEPHONE NUMBER]
Conference ID #: [CONFERENCE ID]

Participant URL: [URL]
To test your setup ahead of your event, please use the following link: [URL]

SESSION 2 (3PM, PST):
Participant Dial-In Number(s):
US/Canada Dial-in #: [TELEPHONE NUMBER]
Int'l/Local Dial-In #: [TELEPHONE NUMBER]
Conference ID: [CONFERENCE ID]

Participant URL: [URL]
To test your setup ahead of your event, please use the following link: [URL]

If you cannot attend either of these briefings, the presentation will be recorded and the replay will be posted on Inside Mercury [URL] after Monday, November 20, 2006. Additionally, a follow-up meeting will be held on November 28 at 10AM, PST. An invitation to that meeting will be sent next week.

Important Information

THIS E-MAIL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO AMEND ONLY WILL BE MADE PURSUANT TO AN OFFER TO AMEND AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS PART OF A TENDER OFFER STATEMENT ON THE DATE OF COMMENCEMENT OF THE TENDER OFFER. OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE TENDER OFFER SHOULD READ THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OPTION HOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM HP.